Exhibit 99.1

Brookfield Business Partners To

Acquire 60% Of Teekay Offshore Partners L.P.

BROOKFIELD, NEWS -- (Marketwired) – [07/26/17] -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) together with its institutional partners (collectively “Brookfield”), announced today that it has entered into an agreement to acquire 60% of Teekay Offshore Partners L.P. (NYSE:TOO) (“Teekay Offshore”), a leading global provider of marine services and solutions focused on production and logistics to the offshore oil industry. Teekay Offshore is a publicly traded subsidiary of Teekay Corporation (NYSE: TK), one of the world’s largest marine energy transportation, storage and production companies.

Brookfield’s total investment is expected to be approximately $750 million. As part of the transaction, Teekay Corporation will be co-investing alongside Brookfield and will retain a 14% ownership of Teekay Offshore.

Brookfield will invest $610 million for newly-issued common units of Teekay Offshore and will acquire a $200 million loan to Teekay Offshore from Teekay Corporation at discount to par. Brookfield will also acquire 49% of Teekay Offshore GP L.L.C. (TOO GP), the general partner of Teekay Offshore, and Teekay Corporation will continue to hold 51% of TOO GP. As part of the transaction, Brookfield has the option to acquire an additional 2% of TOO GP subject to the satisfaction of certain conditions.

“Teekay Offshore has established itself as a global leader in the provision of marine services to the offshore oil production industry,” said Cyrus Madon, CEO of Brookfield Business Partners. “Our investment represents an opportunity to acquire a high quality, highly contracted business with presence in attractive markets, and we look forward to supporting Teekay Offshore with its continued growth”.

Upon closing of the transaction, Brookfield will appoint four of nine directors to the Board of TOO GP.

Business Overview

Teekay Offshore provides a wide range of marine services including transportation, oil production, storage, towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on the offshore oil regions of the North Sea, Brazil and the east coast of Canada.

Teekay Offshore has consolidated assets of $5.6 billion and its fleet of 62 offshore vessels provides critical services to its customers.

Business Highlights:

-	Annual Adjusted EBITDA[1] of approximately $590 million
-	Average contract duration of 4 years with strong prospects for contract extensions
-	Strong relationships with global exploration and production companies
-	Control of approximately 40% of the world’s shuttle tanker fleet, specialized vessels that transport crude oil and condensates from offshore production sites to onshore terminals and refineries
-	The world’s fourth largest portfolio of FPSO units (floating production, storage and offloading) which Teekay Offshore leases to global exploration and production companies in the North Sea and Brazil
-	A diversified portfolio of high-quality FSO units (floating storage and offloading) and high-spec, long distance towage vessels

Teekay Offshore has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. The existing portfolio is comprised of several growth projects in late stages of completion which are expected to provide significant near and longer-term cash flow growth. As a fee-based business focused on critical transportation and production services, Teekay Offshore has limited direct commodity exposure.

Funding

Brookfield Business Partners will fund the investment from existing liquidity.

Prior to or following closing, a portion of Brookfield Business Partners' investment may be syndicated to other institutional investors.

Transaction Process

Closing of the transaction remains subject to customary conditions, including, among others, regulatory approvals. Closing of the transaction is expected to occur in the third quarter of 2017.

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Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses within Brookfield’s private equity group that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Jardine Tel: (416) 369-2629 Email: courtney.jardine@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “would”, “future”, “growth”, “expect”, “believe”, “should”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding an investment by Brookfield Business Partners in Teekay Offshore, the closing of this transaction and the expected future growth prospects of this business.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

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We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Notes:

1	2016 Adjusted EBITDA per Teekay Offshore Partners L.P.’s 2016 form 20-F.

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